Filed by GoAmerica, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.
Commission File No.: 0-29359

GoAmerica – Hands On Merger

July 2005

Employee Presentation

Agenda for Employee Meeting

Goals for today:

Explain why we are merging.

Introduce the company we’re merging with.

Explain our market focus.

Communicate about the next steps and what to expect.

Shared Mission
Bringing Down Communications Barriers

            “Our mission is to bring down barriers to
effective communication for people who are
Deaf or Hard of Hearing by providing innovative,
high-quality, and dependable communication
services.”

   This merger does not change our mission or values.

Milford
NEW YORK
Warwick
Peekskill
Sussex
Branchville
Franklin
New City
Ringwood
Tarrytown
Sparta
Ramsey
White Plains
Newton
Pompton Lakes
Ridgewood
Yonkers
Paterson
Hackensack
Dover
Clifton
Passaic
Morristown
E Orange
Mendham
Union City
Washington
Madison
Newark
Jersey City
Union
New York
Elizabeth
Bayonne
Linden
Plainfield
Somerville
Perth Amboy
New Brunswick
Sayreville
Hazlet
Lambertville
Red Bank
Princeton
E Windsor
Freehold
NJ Turnpike

Employee Presentation

Profile of GoAmerica

Publicly traded on NASDAQ Stock Market:  GOAM

Based in Hackensack, NJ (just outside New York City)

Focused on Deaf and Hard
of Hearing market with
wireless, prepaid and
Internet services, such as

            i711.com, WyndPower and
ClearMobile.

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•

•

OREGON
NEVADA
CALIFORNIA
Ashland
Altamont
Crescent City
Redwood National Park
Yreka
Weed
Alturas
McDermitt
Eureka
Shasta Lake
Redding
Susanville
Winnemucca
Red Bluff
Lovelock
Battle Mountain
Chico
Fort Bragg
Mendocino
Ukiah
Yuba City
Sparks
Reno
Carson City
Austin
Lake Tahoe
Placerville
Sacramento
Santa Rosa
Napa
Fairfield
Vallejo
Hawthorne
San Rafael
San Francisco
Berkeley
Oakland
Stockton
Modesto
Yosemite National Park
Mammoth Lakes
Tonopah
Palo Alto
Sunnyvale
Fremont
San Jose
Merced
Bishop
Santa Cruz
Gilroy
Watsonville
Madera
Kings Canyon NP
Monterey
Salinas
Fresno
Independence
Lone Pine
Sequoia NP
Big Sur
Coalinga
Tulare
Death Valley NP
Beatty

Employee Presentation

Profile of Hands On

Founded in 1990 by Ronald & Denise Obray

Based in Rocklin, California (just outside Sacramento)

Focused on enhancing
communications for Deaf
and Hard of Hearing
market; offer sign
language and video relay
services.

™

™

™

Contributions From Each Company

GoAmerica

Wireless experience

Wireless and Internet relay
products

Public company
management experience

Financial resources

History of serving the Deaf
market

Hands On

Community and video
interpreting services

Video relay services with
the premier interpreters in
the market

Depth of experience in the
Deaf market

Regulatory expertise

Rationale for the Merger

We share a focus and commitment to this
market, and have complementary product
offerings.

We are stronger together than apart and expect
to do a more effective job for our customers by
leveraging resources of each company.

Transaction Process

Merger contract is signed.

Closing is subject to shareholder approvals and
the Securities and Exchange Commission
process.

Between now and closing, we will remain
separate companies, but will develop our
integration plans.

Merger Overview

The combined company is expected to have four
business units: wireless, prepaid, relay and interpreting.

The combined GoAmerica company headquarters will be
in New Jersey.

The Hands On  business unit will remain in California.

Together, we will have approximately 125 employees.

Senior Management Structure

Dan Luis will continue as CEO of combined
company.

Ronald Obray will continue as President of the
Hands On business unit.

Additional management structures will be
evaluated by the integration team as part of the
integration planning process.

Shared Selection
Hands On
GOAM
Hands On
GOAM
Board of Directors
Hands On
GOAM
GOAM
Hands On

Employee Presentation

Board of Directors Structure

Equal number of
Board seats for
both companies,
plus one new
director that will
be chosen
together.

Dan and Ronald
will each be on
the Board.

Integration Teams

The integration teams will develop plans and make
recommendations to Dan and Ronald for final decision
making.

Integration teams will cover:

Human Resources

Product Development & Network Engineering

IT / MIS

Finance

Market

We’ll announce the integration planning results at closing.

Some Natural Questions

Q:      Will there be layoffs?

A:      There may be some depending on overlap in certain departments.  Remember that, 1) there is currently little overlap between the companies, and 2) if there are layoffs, advance notice will be given and affected employees treated fairly.

Q:      Will my benefits change?

A:      The integration planning will determine if there are any changes to our plans; however, we are committed to preserving the best aspects of both of our benefit plans. If there are changes to any plans, there will be ample notice provided.

Q:      Are we going to be hiring?

A:      Yes.  We’re merging to grow our business, and creating new jobs is expected to be part of that process.

Q:      What do we do between now and closing?

A:      Stay focused on what you do every day, based on the direction of your manager.

Q:      How do the values and cultures of the two companies compare?

A:      In addition to sharing a vision for bringing down communications barriers, the companies also share similar values for integrity, financial responsibility, innovation, and customer satisfaction, while maintaining a healthy, safe, and
enjoyable work environment.   Culturally, there will be differences, but we also share many similar views; for
example, we value professionalism in our work environment but neither company is “suit-and-tie”.   As we grow
profitably and responsibly, there may be more formality in our structure and processes, but not at the expense of our values and our desire to innovate.

For More Information

Best source of information is your department manager
or Human Resources staff.

We will utilize email and employee meetings to
communicate with you throughout this process.

Our web site www.goamerica.com/merger

Forward Looking and Non-Solicitation Statements

Forward Looking Statement:

            The statements contained in this material that are not based on historical fact (particularly those concerning what we hope to achieve by the merger with
Hands On) are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of
1995.  Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate",
"continue", or similar terms, variations of such terms or the negative of those terms.  Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including:  (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including
Hands On (if the merger is closed); (viii) our ability to generate revenue growth; (ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes.  Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission.  Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this press release. Each reference in this news release to “GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries.  “GoAmerica” and “WyndTell” are registered trademarks of GoAmerica.  “i711”, “i711.com”, and “Clear
Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica.  Other names may be trademarks of their respective owners.

Non Solicitation Statement:

            GoAmerica, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties expect to mail a
Proxy Statement/Prospectus to their shareholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO
READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.  THE
REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT GOAMERICA,
HANDS ON, THE MERGER AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.  In addition to the Registration Statement and the
Proxy Statement/Prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and
Exchange Commission.  You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference room at
450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms.  Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.  GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at
http//www.sec.gov.  Hands On, its directors, executive officers and certain members of management and employees may be soliciting proxies from
Hands On’s shareholders in favor of the adoption of the merger and the merger agreement.  GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of
GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger will be available in the Proxy Statement/Prospectus.  These materials do not constitute an offer of any securities for sale.